Exhibit 99.3

NORTHSTAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Expressed in thousands of CAD dollars, except as otherwise noted and per share amounts)

The following discussion and analysis provide information which NorthStar’s management believes is relevant to an assessment and understanding of NorthStar’s consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements of NorthStar for the years ended December 31, 2025, and 2024 and the related notes, prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), the unaudited interim consolidated financial statements of NorthStar for the nine months ended September 30, 2026, and 2025 and the related notes, and the unaudited pro forma condensed combined financial information included in this Form 6-K. This discussion may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements regarding NorthStar’s financial outlook and revenue guidance for the 2026 fiscal year, its liquidity, capital resources and ability to fund its operations, capital expenditures and obligations as they become due; the sufficiency of its cash resources; its ability to obtain additional financing; the timing and amount of payments under the Spire arbitration award; the conversion of backlog into revenue; the timing of contract awards, customer demand and government procurement and funding; the timing and cost of sensor procurement, integration and deployment on hosted payloads; and the expected benefits of the business combination. Words such as “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” “may,” “will,” “should,” “could” and similar expressions identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements are based on management’s current expectations and on assumptions that management believes are reasonable as of the date of this MD&A, including assumptions that: NorthStar will achieve its 2026 revenue guidance, including by securing anticipated new contract awards and modifications on the expected timing; NorthStar will collect accounts receivable and generate revenue under existing and new contracts in the amounts and on the timing currently forecast; backlog will convert to revenue substantially as anticipated and customers, in particular 3 CSD, will not delay, reduce or terminate contracts; government procurement and funding processes will proceed without material delay; NorthStar will be able to obtain additional equity or debt financing on acceptable terms and when needed; payments under the Spire arbitration award can be made on terms consistent with NorthStar's forecast; payload, hosting and launch partners will perform as scheduled; and exchange rates will not fluctuate materially. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including: NorthStar’s limited cash resources and need for additional financing, which may not be available on acceptable terms or at all; the reduced net proceeds from the business combination resulting from the redemption of approximately 96% of Viking’s public shares; amounts owing under the Spire arbitration award and the possibility of enforcement action if payments are not made when due; dependence on a limited number of government customers, in particular 3 CSD; the risk that NorthStar does not achieve its 2026 revenue guidance; the risk that contracts or backlog are delayed, reduced or terminated; the timing of government procurement and funding; launch, integration and on-orbit performance risks; cost overruns and supply chain disruptions; changes in senior management; the material weakness in NorthStar’s internal control over financial reporting previously disclosed; foreign exchange fluctuations; and the other risks described under “Risks and Uncertainties” in this MD&A, elsewhere in this Form 6-K and under “Risk Factors” in NorthStar’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2026 and NorthStar’s final non-offering prospectus dated October 1, 2026, and NorthStar’s other filings on SEDAR+ and EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this MD&A. Except as required by applicable securities laws, NorthStar undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All references to $, USD, or dollars are to U.S. dollars. All references to C$ or CAD are to Canadian dollars. All references to EUR or € are to euros.

For purposes of this section, NorthStar Earth & Space Inc. is also referenced as the “Company,” “we,” “us,” or “our”.

Overview

NorthStar is a data analytics company developing a dedicated infrastructure for space-based Space Situational and Domain Awareness (“SSDA”). We are a highly differentiated space data analytics company that monitors activity in space and provides early detection and tracking of active space threats that come from deliberate maneuvers in space. We fuse optical data from third-party spacecrafts that host sensors dedicated to our mission and designed to our specifications with other satellite-based sensors and combine these inputs with ground-based radar, optical, and RF data from partner networks, delivering real-time resident space object (“RSO”) detection, tracking, and analytics to defense, civil-space, and commercial operators. Our extensive development portfolio includes orbital dynamics and machine learning algorithms for a variety of applications for SSDA and space traffic management (“STM”).

Recent Developments

Business Combination

On October 1, 2026, the Company completed its previously announced business combination with Viking Acquisition Corp. I (“Viking”), and Viking NS Amalgamation Corp. (“NewCo”) pursuant to the Business Combination Agreement dated April 16, 2026, as amended (the “BCA”).

The transaction included: (i) the continuation of Viking from the Cayman Islands to Canada under the Canada Business Corporations Act (“CBCA”); (ii) the amalgamation of the Company and NewCo under the CBCA, with the amalgamated entity surviving as a wholly owned subsidiary of the Company; (iii) the renaming of Viking to NorthStar Earth & Space Enterprises, Inc.; (iv) the adoption of a new capital structure, including the redesignation of Viking Class A shares as common shares of the Company and the creation of preferred shares; (v) the exchange of the Company’s securities and equity awards for securities and equity awards of Viking; and (vi) the listing of the Company’s common shares and public warrants on the NYSE American.

Immediately prior to closing, the Company completed a recapitalization of its capital structure, including the conversion, exchange, or amendment of its outstanding shares, convertible debentures, shareholder loans, warrants, and options. Concurrently, the Company completed a PIPE financing that generated gross proceeds of US$30.0 million and resulted in the issuance of 3,000,000 common shares and 3,000,000 warrants to PIPE investors (of which 679,109 common shares were satisfied by the application by certain PIPE investors of Viking Class A ordinary shares already held by them against the purchase price). In addition, 500,000 common shares were issued to Viking’s Sponsor pursuant to the Sponsor Letter Agreement.

At closing, all outstanding Company ordinary shares, warrants, and options were exchanged for equivalent securities of Viking in accordance with the Plan of Arrangement. Following the closing, up to 10,000,000 additional common shares may be issued to certain designated recipients determined by a committee of the board of directors of the Company upon achievement of specified revenue-based earnout targets, of which, Viking’s sponsor is entitled to receive 10%, subject to the satisfaction of certain trading-price conditions.

According to the pro-forma financial statements of the Company after the closing, current and total assets increase primarily due to cash provided by the PIPE transaction. Current liabilities decrease due to the conversion of shareholder loans to equity (C$5.5 million) and the payment of accrued transaction costs at the closing (C$4.5 million). Long-term liabilities reflect the recapitalization of the capital structure, including the conversion of outstanding debentures to common shares. This is offset by recording an earn-out provision in accordance with the Business Combination Agreement. Of the C$129.1 million of pro forma long-term liabilities, C$109 million represents the earn-out liability, which will be settled solely in common shares and will not require any cash payment by the Company. If the earnout shares are issued, the then-carrying amount of the liability will be reclassified to stockholders’ equity; if the triggering events do not occur, the liability will be reversed through earnings. Changes in our share price may cause significant fluctuations in the fair value of this liability and, accordingly, in our reported net income (loss). As a result of the recapitalization, including the recording of the earn-out liability, stockholders’ deficit improved by C$101.7 million.

Following the completion of the Business Combination, the Company’s common shares and public warrants were listed on the NYSE American, under the ticker symbols “NSTR” and “NSTR.WS” respectively.

The business combination will be accounted for as a reverse recapitalization, with the Company treated as the accounting acquirer for financial reporting purposes. Accordingly, the transaction will be treated as the equivalent of the Company issuing shares for the net assets of Viking, accompanied by a recapitalization. No goodwill or other intangible assets will be recognized as a result of the transaction.

Thales Alenia Space France Promissory Note Modification

On April 29, 2026, the Company entered into a new agreement with Thales Alenia Space France for the repayments of the promissory note, under this agreement, the Company will (i) immediately upon signature of this Agreement pay EUR 150,000 to TAS as a reduction of the outstanding, the remaining balance will (ii) pay thereafter on or before the 20th business day of each calendar month. On October 1, 2026, the promissory note was fully settled. The outstanding principal and accrued interest, totalling EUR 1,267,539 were repaid.

LuxIMPULSE

NorthStar Europe has a multi-phase framework contract with the European Space Agency (“ESA”) under the LuxIMPULSE program that supports the development and commercialization of its space traffic management system. During the six-months ended June 30, 2026, NorthStar began the fourth phase of development. In the fourth phase, NorthStar is expanding its space safety service offering to satellite operators through enhancements to data fusion, quality control, and user experience, as well as the introduction of Launch and Early Orbit Phase (“LEOP”) analysis capabilities.

Management believes the technology and capabilities developed under the LuxIMPULSE program may have broader commercial applications for satellite operators beyond NorthStar’s work with ESA. NorthStar has not yet entered into commercial contracts based on these capabilities, and there can be no assurance that it will do so, or that any such commercialization efforts will generate material revenue.

Additionally, management believes its capabilities developed under the LuxIMPULSE program may be relevant to addressing new regulatory requirements relating to space traffic management and space safety if the European Commission adopts the EU Space Act in its current or a similar form. There can be no assurance that it will be adopted or will not be materially revised during the legislative process.

Spire Litigation

On March 1, 2022, NorthStar entered into a space-as-a-service contract (the “Spire Agreement”) with Spire Global Subsidiary, Inc. (“Spire”) pursuant to which Spire agreed to manufacture, launch and operate four satellites, providing the infrastructure to deliver images and data from space to NorthStar for use with NorthStar’s patented situational awareness technology. In addition to NorthStar’s upfront payments to Spire under the Spire Agreement, Spire agreed to provide NorthStar with US$4,500,000 in vendor financing for services to be rendered by Spire to NorthStar thereunder, through a promissory note bearing interest at an annual rate of 14% from October 20, 2023 to October 20, 2024 and increased to 18% from October 21, 2024 to July 31, 2026.

The four satellites were launched in January 2024. One satellite was lost in space, and the other satellites did not function in accordance with the Spire Agreement’s requirements. Among other things, NorthStar asserted that Spire failed to manufacture and launch four replacement satellites at no additional cost to NorthStar within a commercially reasonable timeframe, as required by the Spire Agreement.

On September 30, 2024, NorthStar initiated arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce (“ICC”) seeking monetary damages and other relief relating to the Spire Agreement. On July 31, 2026, an ICC tribunal issued an award which dismissed NorthStar’s claims and granted Spire’s counterclaim in part. Pursuant to the award, the Company was directed to pay amounts due under the Spire promissory note of US$6,759,035, which includes accrued interest of US$2,259,035 for the period from October 20, 2023 through July 31, 2026. The award also provides for post-award interest at a rate of 18% per annum until payment in full. As of September 30, 2026, the related promissory note recorded in the accompanying condensed consolidated balance sheet was C$9,808,670, including accrued interest of C$3,424,070. In addition, NorthStar was directed to pay certain damages of Spire and legal/arbitration fees and expenses of Spire of C$7,607,588, inclusive of accrued interest of C$158,165. This liability has been recorded in Legal costs - Spire litigation, a separate line item of the financial statements, and in program and technical management. In connection with this decision, NorthStar has reversed the liability of C$ 3,040,000 associated with the Variable Interest Entity.

The ICC has delivered its decision on NorthStar’s August 31, 2026 Article 36(2) Application For Correction, or in the Alternative, Interpretation, which has not altered payments due under the award. NorthStar has commenced making payments to Spire with respect to the award, having made a payment of US$2,773,553 on October 28, 2026. NorthStar expects to make a second payment of US$4,155,544.88 and C$1,217,892.23 in November 2026.

Trends and Factors Affecting Our Performance

Our results of operations and financial condition are influenced by several key factors, including:

●	Customer acquisition and retention

●	Revenue growth and pricing dynamics

●	Cost of revenue and gross margin expansion

●	Investment in research and development

●	Scalability of operating infrastructure

●	Geopolitical and regulatory conditions

Components of Results of Operations

Basis of Presentation

Our financial statements are presented in Canadian Dollars “C$”, the parent company’s functional currency, and have been prepared in accordance with U.S. GAAP and pursuant to the accounting and disclosure rules and regulations of the SEC.

Revenue

Our revenue is derived primarily from contracts with customers to provide engineering, research, technical, and data services.

The Company presents grant income as a component of revenue in the consolidated statements of operations because the grants represent governmental assistance rather than consideration received from customers.

Operating Expenses

Operating expenses consist of program and technical management expenses, sales and marketing expenses, general and administrative expenses, legal costs, depreciation and amortization expenses.

Other Expenses, net

Other expenses, net consists of interest income generated from our cash accounts, interest expenses incurred on our outstanding debt obligations, change in fair value of convertible debentures, and research and development tax credits.

Results of Operations

Comparison of the three months ended September 30, 2026 and 2025

Our results of operations for the periods indicated are summarized in the table below:

	For the three months ended September 30
	2026	2025	Change	Change
	C$	C$	C$	%*
Revenue
Services revenue	17,212,529	1,442,308	15,770,221	1093%

Operating Expenses:
Program and technical management	3,569,792	2,720,197	(849,595)	-31%
General and administrative expenses	1,206,186	623,844	(582,342)	-93%
Legal costs – Spire litigation	108,756	-	(108,756)
Sales and marketing expenses	1,114,749	485,344	(629,405)	-130%
Depreciation and amortization expenses	856,268	669,526	(186,742)	-28%
Income (loss) from operations	10,356,778	(3,056,603)	13,413,381

Other Expenses (income)
Interest income	(9,212)	(12,079)	(2,867)	-24%
Interest expenses	444,551	611,257	166,706	27%
Foreign exchange (gain) loss	(19,537)	81,094	100,631	124%
Change in fair value of convertible debentures	2,501,000	2,880,638	379,638	13%
R&D tax credit	(210,475)	(418,128)	(207,653)	-50%
Net income (loss)	7,650,451	(6,199,385)	13,849,836

*	Percentage variances are calculated by dividing the dollar variance by the absolute value of the prior-year amount. Positive variances generally reflect increases in revenue or decreases in expenses, while negative variances generally reflect the opposite.

Comparison of the nine months ended September 30, 2026 and 2025

Our results of operations for the periods indicated are summarized in the table below:

	For the nine months ended September 30
	2026	2025	Change	Change
	C$	C$	C$	%*
Revenue
Services revenue	25,567,500	7,510,962	18,056,538	240%
Grant revenue	330,600	-	330,600
	25,898,100	7,510,962	18,387,138	245%
Operating Expenses:
Program and technical management	11,088,382	7,561,034	(3,527,348)	-47%
General and administrative expenses	3,902,674	2,257,553	(1,645,121)	-73%
Legal costs – Spire litigation	8,163,614	-	(8,163,614)
Sales and marketing expenses	2,895,255	1,630,936	(1,264,319)	-78%
Depreciation and amortization expenses	2,197,555	2,015,584	(181,971)	-9%
Loss from operations	(2,349,380)	(5,954,145)	3,604,765	61%

Other Expenses (income)
Interest income	(19,506)	(14,577)	4,929	34%
Interest expenses	1,795,898	1,633,476	(162,422)	-10%
Foreign exchange (gain) loss	128,357	57,979	(70,378)	-121%
Change in fair value of convertible debentures	11,766,000	8,641,913	(3,124,087)	-36%
Gain on extinguishment of a liability	(3,040,000)	-	3,040,000
R&D tax credit	(1,900,076)	(1,595,270)	304,806	19%
Net loss	(11,080,053)	(14,677,666)	3,597,613	25%

*	Percentage variances are calculated by dividing the dollar variance by the absolute value of the prior-year amount. Positive variances generally reflect increases in revenue or decreases in expenses, while negative variances generally reflect the opposite.

Revenue

For the three months ended September 30, 2026

Revenue increased by C$15.8 million, to C$17.2 million for the three months ended September 30, 2026 from C$1.4 million for the three months ended September 30, 2025. The change was attributable to C$16.8 million of revenue recognized under a major government agency contract that was new during fiscal year 2026, partially offset by the wind-down of services under certain contracts of C$1.2 million. Of the C$17.2 million revenue for the three months ended September 30, 2026, approximately C$7.8 million is associated with an expanded service offering and services and data previously provided.

For the three months ended September 30, 2026, revenue was C$17.2 million, of which 98% of the revenue was derived from contracts with government agencies and other public-sector customers. Our top three customers accounted for approximately 99% of total revenue for three months ended September 30, 2026. In addition, 98% of revenue for the three months ended September 30, 2026 was recurring in nature, consisting primarily of subscription-based data analytics services, recurring service arrangements, ongoing monitoring services and research and development contracts.

For the nine months ended September 30, 2026

Revenue increased by C$18.1 million, to C$25.6 million for the nine months ended September 30, 2026 from C$7.5 million for the nine months ended September 30, 2025. The change was attributable to C$22.4 million of revenue recognized under a major government contract that was new during fiscal year 2026, partially offset by the wind-down of services under certain contracts of C$3.8 million.

For the nine months ended September 30, 2026, revenue was C$25.6 million, of which 98% of the revenue was derived from contracts with government agencies and other public-sector customers. Our top three customers accounted for approximately 94% of total revenue for nine months ended September 30, 2026. In addition, 93% of revenue for the nine months ended September 30, 2026 was recurring in nature, consisting primarily of subscription-based data analytics services, recurring service arrangements, ongoing monitoring services and research and development contracts.

Backlog

Backlog, a supplementary financial measure, represents management’s measure of revenue expected to be recognized under executed contracts that has not yet been recognized. Backlog was C$10.4 million as at September 30, 2026, compared to C$7.9 million as at June 30, 2026. Approximately 65.4% of backlog is expected to be recognized as revenue in the next quarter, with the balance thereafter. Substantially all backlog relates to government customers, and approximately 52.4% relates to 3 CSD. Government contracts included in backlog are subject to appropriations and may be funded incrementally, reduced, delayed or terminated, including for convenience. Backlog should not be construed as a representation that the amounts included will translate into revenue, in a timely manner or at all. See “Risks and Uncertainties”.

Program and technical management

For the three months ended September 30, 2026

Program and technical management expenses increased by C$0.8 million, or 31%, to C$3.6 million for the three months ended September 30, 2026 from C$2.7 million for the three months ended September 30, 2025. The increase reflected higher third-party data acquisition costs of C$0.2 million and elevated processing costs commensurate with expanded data volumes of C$0.3 million, compensation costs from increased headcount of C$0.6 million, partially offset by government grant of C$0.2 million.

For the nine months ended September 30, 2026

Program and technical management expenses increased by C$3.5 million, or 47%, to C$11.1 million for the nine months ended September 30, 2026 from C$7.6 million for the nine months ended September 30, 2025. The increase reflected higher third-party data acquisition costs of C$0.6 million, elevated processing costs commensurate with expanded data volumes of C$0.6 million, compensation costs from increased headcount of C$1.4 million, as well as C$1.2 million of expenses we owe pursuant to the Spire arbitration award, partially offset by government grant of C$0.6 million.

General and administrative

For the three months ended September 30, 2026

General and administrative expenses increased by C$0.6 million, or 93%, to C$1.2 million for the three months ended September 30, 2026 from C$0.6 million for the three months ended September 30, 2025. The increase was driven by higher legal fees related to IP matters, Commercial matters and Regulatory matters of C$0.5 million.

For the nine months ended September 30, 2026

General and administrative expenses increased by C$1.6 million, or 73%, to C$3.9 million for the nine months ended September 30, 2026 from C$2.3 million for the nine months ended September 30, 2025. The increase was driven by legal fees related to IP matters, Commercial matters and Regulatory matters of C$1.1 million, as well as consultant fees of C$0.4 million.

Legal costs – Spire litigation

For the three months ended September 30, 2026

Legal costs was C$0.1 million for the three months ended September 30, 2026, from nil for the three months ended September 30, 2025. These legal costs were related to the Spire arbitration. The Company does not currently expect to incur significant additional legal fees related to the Spire arbitration.

For the nine months ended September 30, 2026

Legal costs were C$8.2 million for the nine months ended September 30, 2026, from nil for the nine months ended September 30, 2025. These legal costs were related to the Spire arbitration, including C$6.3 million of legal fees and arbitration costs that we owe pursuant to the Spire arbitration award. The Company does not currently expect to incur significant additional legal fees related to the Spire arbitration.

Sales and Marketing expenses

For the three months ended September 30, 2026

Sales and marketing expenses increased by C$0.6 million to C$1.1 million for the three months ended September 30, 2026, compared to C$0.5 million for the corresponding period in 2025. The increase was driven by higher communication expenses in connection with the business combination with Viking.

For the nine months ended September 30, 2026

Sales and marketing expenses increased by C$1.3 million to C$2.9 million for the nine months ended September 30, 2026 from C$1.6 million for the nine months ended September 30, 2025. The increase was driven by higher communication expenses in connection with the business combination with Viking.

Interest expenses

For the three months ended September 30, 2026

Interest expense decreased by C$0.2 million, or 27%, to C$0.4 million for the three months ended September 30, 2026, from C$0.6 million for the three months ended September 30, 2025. The decrease was attributable to the cessation of interest accruals on the shareholder loans at the end of June 30, 2026, as such loans were expected to convert into equity upon the closing of the business combination.

For the nine months ended September 30, 2026

Interest expenses increased by C$0.2 million, or 10%, to C$1.8 million for the nine months ended September 30, 2026 from C$1.6 million for the period ended September 30, 2025. The increase was driven by the increase in interest rate of a promissory note during the nine months ended September 30, 2026, compared to the prior period. This increase was partially offset by the cessation of interest accruals on the shareholder loans at the end of June 30, 2026, which were expected to convert into equity upon the closing of the business combination.

Change in fair value of convertible debentures

For the three months ended September 30, 2026

The change in fair value of convertible debentures increased to C$2.5 million for the three months ended September 30, 2026 from C$108.2 million to C$110.7 million, reflecting an increase in the fair value of the convertible debentures. The increase was attributable to a revision in the estimated conversion date assumption used to determine the fair value of the convertible debentures.

For the nine months ended September 30, 2026

The change in fair value of convertible debentures increased to C$11.8 million for the nine months ended September 30, 2026 from C$98.9 million to C$110.7 million, reflecting an increase in the fair value of the convertible debentures. The increase was driven by a C$4.7 million increase attributable to the appreciation in enterprise value resulting from improved forecasts, C$4.5 million related to the accretion of interest over the period, and C$2.5 million attributable to a revision in the estimated conversion date assumption used to determine the fair value of the convertible debentures.

R&D tax credit

For the three months ended September 30, 2026

R&D tax credits decreased by C$0.2 million, or 50%, to C$0.2 million for the three months ended September 30, 2026, from C$0.4 million for the three months ended September 30, 2025. The decrease was attributable to reduced eligibility for R&D tax credits following the Company’s change in status from a Canadian-Controlled Private Corporation (“CCPC”) to a non-CCPC because of the business combination with Viking.

For the nine months ended September 30, 2026

R&D tax credits increased by C$0.3 million, or 19%, to C$1.9 million for the nine months ended September 30, 2026, from C$1.6 million for the nine months ended September 30, 2025. The increase was attributable to enhanced eligibility criteria and higher expenditure limits introduced by the Canadian federal government. This increase was partially offset by reduced eligibility for R&D tax credits following the Company’s change in status from a CCPC to a non-CCPC as a result of the business combination with Viking.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations, and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities.

For the three months ended September 30, 2026 and 2025, we incurred net income of C$7.7 million and net loss of C$6.2 million, respectively, and for the nine months ended September 30, 2026 and 2025, we incurred net losses of C$11.1 million and C$14.7 million, respectively. We expect to incur additional losses and increased expenses in future periods as we continue to scale our business, invest in research and development efforts, increase employee headcount and incur additional expenses associated with being a public company.

We expect our capital expenditures and working capital requirements to increase as we scale our business and our commercialization efforts and become a public company. Achieving future profitability will depend on our ability to scale our business, grow our customer base and deployments, manage our expenses, and otherwise successfully execute our business and marketing strategy, obtain adequate financing to fund our business plan and hire and retain appropriate personnel. To date, we have financed our operations primarily from sales of redeemable convertible debentures, preferred stock, governmental loans, and common shares, as well as cash flows from our operations. Following the consummation of the business combination, we expect to initially finance our operations with the cash on hand from the Closing and, in the future, expect to seek additional equity or debt financing to support our continued operations and growth.

On October 1, 2026, the Company completed its previously announced business combination with Viking. Concurrently, a PIPE financing was completed, generating gross proceeds of US$30.0 million. Despite a high level of redemptions by public shareholders, management believes that the Company’s cash on hand, anticipated collections of accounts receivable and the proceeds from the PIPE financing, will be sufficient to meet its capital requirements for at least the next twelve months following the issuance of the condensed consolidated financial statements. As the net cash proceeds from the business combination were lower than initially anticipated due to the redemptions, the Company expects to moderate the pace of certain planned capital expenditures, including the purchase and launch of additional sensors, while continuing to advance its strategic and operational objectives. The Company’s ability to fund its planned operations and capital expenditures beyond such period, and to meet its obligations as they become due (including amounts owing under the Spire arbitration award and its payload commitments), will depend on its ability to generate and collect revenue under existing and new contracts, which is not assured given customer concentration and the timing of government procurement, and to obtain additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, when needed or at all. If adequate funds are not available, the Company may be required to further delay, scale back or abandon planned capital expenditures or other aspects of its business plan.

Contractual Obligations, Commitments and Contingencies

Contractual obligations, commitment and contingencies include the following as of September 30, 2026:

●	The Company’s commitment under operating lease relating to office premises amount to the approximate present value of lease liabilities of C$0.3 million.

●	Contractual obligations include the following debts:

Short-term debt:

●	Shareholder loans of C$5.6 million

●	Short-term loans of C$2.3 million

●	Advance from a shareholder of C$1.6 million

●	Repayment contribution received from Economic Development Agency of Canada for the Region of Québec (“DEC”) — current portion of loan payable C$2.3 million

●	Repayment contribution received from Strategic Innovation Fund (“SIF”) -current portion of loan payable C$1.6 million

●	Promissory notes of C$11.8 million

●	Leasehold improvement financing-current portion of long-term debt C$0.06 million

Long-term debts

●	Repayment contribution received from Strategic Innovation Fund (“SIF”) of C$7.9 million

●	Repayment contribution received from Economic Development Agency of Canada for the Region of Québec (“DEC”) of C$1.2 million

●	Convertible debentures of C$110.7 million

Effective June 30, 2026, the Company entered into an agreement with a satellite operator (the “Vendor”) to integrate ten (10) of the Company’s proprietary (in respect of design and operation) payloads (the “Payloads”) to be hosted on certain of the Vendor’s ‘satellites. (each satellite hosting a Company Payload, a “Host Satellite”). The agreement enables the Company to conduct operations, and provide services to its customers, utilizing the satellite and communications infrastructure provided by the Vendor.

The Company committed US$3,550,000 for the installation, integration, and launch of the Payloads, of which US$ 1,000,000 (C$1,421,000) was recorded as long-term prepaid expenses in the accompanying consolidated financial statements. The remaining balance is expected to be disbursed as follows:

2026	US$	1,600,000

2027	US$	280,000

2028	US$	670,000

Separately on January 28, 2026, the Company signed an ATP with a Vendor for a commencement of the design and fabrication of four optical payloads and US$ 829,500 were fully paid during this phase. On July 16, 2026, the Company entered into a full contract agreement with the same Vendor to develop the four optical payloads for contract value of US$7,277,808 including amounts previously paid as per the ATP. On August 12, 2026, the Company signed a second ATP with the same vendor for the commencement of the design and fabrication of seventeen additional optical payloads, for a contract value of US$2,715,000.

Historical Cash Flows

Our consolidated cash flows from operating, investing and financing activities were as follows:

	For the nine months ended September 30
	2026 C$		2025 C$
Cash provided by (used in) operating activities	C$	9,715	C$	(3,015,770)
Cash used in investing activities	C$	(1,327,168)	C$	(56,248)
Cash provided by financing activities	C$	384,088	C$	2,575,077

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2026 was C$0.01 million, reflecting a net loss of C$11.1 million, offset by C$13 million of non-cash adjustments. This is primarily as a result of a C$11.8 million change in the fair value of convertible debentures, C$2.2 million of depreciation and amortization, and C$1.6 million of interest expense, partially offset by a C$1.9 million use of cash from changes in operating assets and liabilities and a reversal of VIE liability of $3.0 million. The C$1.9 million use of cash was driven primarily by a C$12.9 million increase in accounts receivable and a C$0.8 million increase in other receivables, partially offset by a C$11.4 million increase in accounts payable and accrued liabilities and a C$0.6 million increase in deferred revenue.

Net cash used in operating activities for the nine months ended September 30, 2025 was C$3.0 million, reflecting a net loss of C$14.7 million, offset by C$13.2 million of non-cash adjustments primarily as a result of a C$8.6 million change in the fair value of convertible debenture, C$2.0 million of depreciation and amortization, and C$1.6 million of interest expense. This is partially offset by a C$1.5 million use of cash from changes in operating assets and liabilities, driven primarily by a C$1.4 million increase in other receivables, a C$0.9 million decrease in accounts receivable, C$0.1 million decrease in deferred revenue, C$0.5 million decrease in accounts payable and accrued liabilities.

Investing Activities

Net cash used in investing activities was a C$1.3 million for the nine months ended September 30, 2026, compared to less than C$0.1 million for the nine months ended September 30, 2025. Net cash used in investing activities for the nine months ended September 30, 2026 reflects payment made to a vendor to construct four optical payloads that will be used to provide services to customers once construction is completed and the assets are placed into service.

Financing Activities

Net cash provided by financing activities was C$0.4 million for the nine months ended September 30, 2026, reflecting proceeds from advances from a shareholder of C$1.6 million. These inflows were partially offset by transaction costs of C$0.9 million incurred in connection with the business combination, repayments of promissory notes of C$0.2 million, and repayments on long-term debt of C$0.04 million.

Net cash provided by financing activities for the nine months ended September 30, 2025 was C$2.6 million, reflecting proceeds from shareholder loans of C$1.0 million and research and development financing of C$1.9 million. These inflows were partially offset by repayments of other long-term debt obligations of C$0.1 million and repayments of promissory notes of C$0.2 million.

Risks and Uncertainties

An investment in NorthStar’s securities involves a high degree of risk. Readers should carefully consider the risks described under “Risk Factors” in NorthStar’s definitive proxy statement/prospectus filed with the SEC on August 12, 2026 and its filings on SEDAR+, including its final non-offering prospectus dated October 1, 2026 and in the proxy statement/prospectus forming part thereof, which are incorporated by reference herein, together with the following updates, which reflect developments since those documents were filed.

We will require additional equity or debt financing to fund our operations, constellation expansion and obligations as they become due, and such financing may not be available on acceptable terms or at all. Our business is capital-intensive. In connection with the closing of the business combination, holders of 22,171,468 of the 23,000,000 Viking public shares (approximately 96%) exercised their redemption rights, and the net cash available to us following the business combination was therefore substantially lower than it would have been with lower redemptions. As of September 30, 2026, we had cash and cash equivalents of C$0.3 million, and we had net cash of approximately C$33 million following the closing of the business combination and the PIPE Financing. Our ability to fund our operations, planned sensor procurement, integration and deployment, payments under the Spire arbitration award and our payload and hosting commitments depends on the timely collection of revenue under existing and new contracts and on our ability to raise additional capital through public or private equity offerings, debt financings, government grants or strategic partnerships. The availability and terms of such financing are subject to capital market conditions, our financial performance, the progress of our commercialization strategy and investor appetite for space-sector companies, and any equity financing may be significantly dilutive to existing shareholders. If we are unable to raise needed capital on acceptable terms or in sufficient amounts when needed, we may be required to further delay, scale back or abandon planned capital expenditures, including the purchase and launch of additional sensors, curtail operations or forgo growth opportunities.

Our revenue is concentrated in a small number of government contracts, and in particular a single customer, and the loss, reduction or delay of any such contract, or our inability to convert backlog into revenue, could materially reduce our revenue and liquidity. For the three months ended September 30, 2026, approximately 98% of our revenue was derived from a single customer, the 3rd Canadian Space Division (“3 CSD”), compared to approximately 98% from our top three customers for the three months ended June 30, 2026. Government customers, including 3 CSD, may decline to exercise contract options, reduce the funded scope of task orders, delay or cancel programs or reallocate funding to competing priorities, and the loss, reduction, delay or non-renewal of our contracts with 3 CSD would materially adversely affect our results of operations and liquidity and could be difficult to replace quickly. In addition, government contracts included in our backlog are subject to appropriations and may be funded incrementally, funded at a lower level or not funded at all, and are generally subject to termination for convenience. Our backlog is not a guarantee of future revenue, and investors should not place undue reliance on our backlog as a measure of future revenue. We cannot guarantee that the revenue anticipated in our backlog will be realized in full, in a timely manner, or at all, or that, even if realized, such revenue will result in profits or cash generation as expected, and any shortfall may be significant.

We became a public company through a business combination with a special purpose acquisition company and experienced a high level of redemptions, which may increase our exposure to securities litigation and regulatory scrutiny. We became a public company through a business combination with Viking, a special purpose acquisition company, in connection with which holders of approximately 96% of Viking’s public shares redeemed their shares. Companies that have gone public through business combinations with special purpose acquisition companies, particularly those that have experienced high redemptions, significant declines in their share price or a deterioration in their financial condition following closing, have been subject to heightened scrutiny from the SEC and other regulators and to shareholder class action and derivative litigation. Such claims have included allegations that disclosure in the proxy statement/prospectus, including projections, forecasts and statements regarding liquidity, capital resources and the use of transaction proceeds, was materially false or misleading, and allegations against directors and officers of the special purpose acquisition company and its sponsor in connection with the approval of the business combination. We have agreed to indemnify certain persons, including the Sponsor and its affiliates and their respective present and former directors and officers, in connection with such claims. Any such proceedings, regardless of merit, could result in substantial costs, including indemnification obligations, divert management’s attention and resources, increase our insurance costs and adversely affect our business, financial condition, share price and ability to raise additional capital. We are not currently aware of any such litigation or regulatory proceeding.

Critical Accounting Estimates

Our condensed consolidated financial statements and the related notes included elsewhere in this form 6-K are prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated financial statements requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures. We base our estimates on historical expense and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates on an ongoing basis. To the extent that there are material differences between these estimates and our actual result, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our condensed consolidated financial condition and results of operations.

Revenue recognition

The Company generates revenue from services provided under fixed-price contracts with government and government-agency customers, which typically vary from one to four years. The Company recognized revenue in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenue is recognized when control of promised services is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company applies this standard only to contracts where it is probable that the consideration to which it is entitled will be collected.

At contract inception, the Company assesses the services promised within each contract to identify performance obligations and determine whether each promised service is distinct. The Company’s contracts may include promises to transfer multiple services and determining whether services represent distinct performance obligations that should be accounted for separately or together may require judgment.

Continuous service contracts typically require the Company to “stand-ready” to deliver data products over the contractual term daily. The availability of the data products could be intermittent and result in a day when a data product is not delivered. There are no minimum annual or contractual guarantees for data products, and there are no adjustments to the transaction price for days when a data product is not available. Accordingly, the transaction price is recognized on a straight-line basis over the contract term beginning on the commencement date stated in the contract.

Milestone contracts typically provide customers with engineering, research, and technical services. The company measures progress toward satisfaction of the performance obligation over time using an output method based on the achievement of specified milestones, including satisfactory completion of design reviews, development plans, testing plans, validation tests, and verification tests, among others.

Revenue is recognized upon achievement of each milestone representing an evaluation of the nature of services provided, the significance of the deliverables completed, and the relative value transferred to the customer at each stage of the project and is prepared in consultation with members of accounting, engineering, and operations who have significant experience in achieving such milestones to correlate to the entity’s progress.

The Company reviews its measure of progress throughout the contract term and updates estimates as necessary to ensure revenue recognition reflects the transfer of control of services to customers.

The Company receives payments from customers based on billing schedules established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional, such as when the Company has a contractual right to payment per the terms of the contract. Advance payments are not considered a significant financing component because they are used to safeguard the Company from the failure of the other party to abide by some or all their obligations under the contract.

The Company has determined that its revenues do not require further disaggregation beyond the single service category presented, as all the revenue share similar economic characteristics, are derived from the same government and government agency customer base and exhibit similar patterns of cash flow generation under the same over-time recognition model.